Filed Pursuant to Rule 424(b)(5)
Registration No. 333-283897

PROSPECTUS SUPPLEMENT

(To Prospectus Dated December 26, 2024)

$21,937,722

Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated December 26, 2024, filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-283897), or the Prior Prospectus, relating to the offer and sale of up to $75,000,000 of shares of our common stock, $0.001 par value per share, pursuant to the Controlled Equity OfferingSM Sales Agreement dated as of December 18, 2024, or the Sales Agreement, we previously entered into with Cantor Fitzgerald & Co. and H.C. Wainwright & Co., LLC, or the Agents. This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “QNCX.” On March 21, 2025, the closing sale price of our common stock on the Nasdaq Global Select Market was $ $1.38 per share.

The aggregate market value of our outstanding common stock held by non-affiliates, or public float, was approximately $65.8 million, based on 38,263,469 shares of outstanding common stock held by non-affiliates, at a price of $1.72 per share, which was the last reported sale price of our common stock on the Nasdaq Global Select Market on January 27, 2025. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities registered on the registration statement of which this prospectus supplement and the Prior Prospectus is a part in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75.0 million. As of the date hereof, we have not offered any securities pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to and including the date of this prospectus supplement.

Sales of our common stock, if any, under this prospectus supplement and the Prior Prospectus may be made by any method permitted by law that is deemed an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act. The Agents are not required to sell any specific number or dollar amount of shares of our common stock. Each of the Agents will use commercially reasonable efforts, consistent with their normal sales and trading practices, to solicit offers to purchase the common stock under the terms and subject to the conditions set forth in the Sales Agreement. There is no arrangement for funds to be received in any escrow, trust or similar arrangement. The net proceeds from any sales under this prospectus supplement and the Prior Prospectus will be used as described under the section entitled “Use  of Proceeds” beginning on page 8 of the Prior Prospectus.

The Agents will be entitled to compensation at a commission rate equal to 3.0% of the gross proceeds of shares sold under the Sales Agreement. In connection with the sale of our common stock on our behalf, each of the Agents will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the Agents will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to the Agents with respect to certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act. See “Plan of Distribution” beginning on page 16 of the Prior Prospectus for additional information regarding the compensation to be paid to the Agents.

Investing in our common stock involves a high degree of risk. Please read the information contained in and incorporated by reference under the heading “Risk Factors” beginning on page 3  of the Prior Prospectus, and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this prospectus supplement and the Prior Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the Prior Prospectus. Any representation to the contrary is a criminal offense.

Cantor	H.C. Wainwright & Co.

The date of this prospectus supplement is March 24, 2025